Exhibit 99.5

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Dr Geoffrey Guy
2.	Reason for the notification
a.	Position/status	Director/Chairman of the Board
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each ISIN: GB0030544687
b.	Nature of the transaction	Sale of Ordinary shares held by personal pension
c.	Price(s) and volume(s)	Price(s) £8.08	Volume(s) 130,000	Ordinary shares sold by personal pension
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	26 October 2016
f.	Place of the transaction	London

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each ISIN: GB0030544687
b.	Nature of the transaction	Sale of Ordinary shares held by personal pension
c.	Price(s) and volume(s)	Price(s) £8.04	Volume(s) 138,318	Ordinary shares sold by personal pension
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	27 October 2016
f.	Place of the transaction	London
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each ISIN: GB0030544687
b.	Nature of the transaction	Sale of Ordinary shares held by personal pension
c.	Price(s) and volume(s)	Price(s) £7.90	Volume(s) 31,682	Ordinary shares sold
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	28 October 2016
f.	Place of the transaction	London